Exhibit 99.2

Consolidated Financial Statements of

CGI GROUP INC.

For the years ended September 30, 2006 and 2005

Management’s and Auditors’ reports

MANAGEMENT’S STATEMENT OF RESPONSIBILITY FOR FINANCIAL REPORTING
The management of CGI Group Inc. (“the Company”) is responsible for the preparation and integrity of the consolidated financial statements and the Management’s Discussion and Analysis (“MD&A”). The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in Canada and necessarily include some amounts that are based on management’s best estimates and judgment. Financial and operating data elsewhere in the MD&A are consistent with that contained in the accompanying consolidated financial statements.
To fulfill its responsibility, management has developed, and continues to maintain, systems of internal controls reinforced by the Company’s standards of conduct and ethics set out in written policies to ensure the reliability of the financial information and to safeguard its assets. The internal control systems and financial records are subject to audit by the independent auditors, Deloitte & Touche LLP, whose report follows. They were appointed as independent auditors, by a vote of the Company’s shareholders, to audit the consolidated financial statements. In addition, the Management Committee of the Company reviews the disclosure of corporate information and oversees the functioning of the Company’s disclosure controls and procedures.
Members of the Audit and Risk Management Committee of the Board of Directors, all of whom are independent of the Company, meet regularly with the independent auditors and with management to discuss internal controls in the financial reporting process, auditing matters and financial reporting issues and formulates the appropriate recommendations to the Board of Directors. The independent auditors have unrestricted access to the Audit and Risk Management Committee. The financial statements and MD&A have been reviewed and approved by the Board of Directors.

(signed)	(signed)	(signed)
Michael E. Roach PRESIDENT AND CHIEF EXECUTIVE OFFICER	R. David Anderson EXECUTIVE VICE-PRESIDENT AND CHIEF FINANCIAL OFFICER	André Imbeau VICE-CHAIRMAN AND CORPORATE SECRETARY
November 13, 2006

MANAGEMENT REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING
The management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting. The Company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the Company’s consolidated financial statements for external reporting purposes in accordance with accounting principles generally accepted in the Canada.
The Company’s internal control over financial reporting includes policies and procedures that:
•	pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect transactions and dispositions of assets;
•
provide reasonable assurance that transactions are recorded as necessary to permit preparation of consolidated financial statements in accordance with accounting principles generally accepted in Canada, and that receipts and expenditures are being made only in accordance with authorizations of management and the directors of the Company; and,

•
provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on the Company’s consolidated financial statements.

All internal controls have inherent limitations; therefore, even where internal control over financial reporting is determined to be effective, it can provide only reasonable assurance. Projections of any evaluation of effectiveness to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
There was one exclusion from our assessment. Our interest in the joint ventures were excluded from our assessment as we do not have the ability to dictate or modify the entities’ internal control over financial reporting, and we do not have the practical ability to assess those controls. Our interests in the joint ventures represent 1.6% of our consolidated total assets and 2.6% of our consolidated revenue as at and for the year ended September 30, 2006. Despite this exclusion, we have assessed our internal control over financial reporting with respect to the inclusion of our share of the joint ventures and its results for the year in our consolidated financial statements. Further financial information with respect to the joint ventures is presented in Note 19 to the consolidated financial statements.
As of the end of the Company’s 2006 fiscal year, management conducted an assessment of the effectiveness of the Company’s internal control over financial reporting based on the framework established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, management has determined the Company’s internal control over financial reporting as of September 30, 2006 was effective.
Management’s assessment of the effectiveness of the Company’s internal control over financial reporting as of September 30, 2006 has been audited by the Company’s independent registered chartered accountants, as stated in their report appearing on page 3.

(signed)	(signed)	(signed)
Michael E. Roach PRESIDENT AND CHIEF EXECUTIVE OFFICER	R. David Anderson EXECUTIVE VICE-PRESIDENT AND CHIEF FINANCIAL OFFICER	André Imbeau VICE-CHAIRMAN AND CORPORATE SECRETARY
November 13, 2006

REPORT OF INDEPENDENT REGISTERED CHARTERED ACCOUNTANTS
To the Board of Directors and Shareholders of CGI Group Inc.
We have audited management’s assessment, included in the accompanying Management Report on Internal Control over Financial Reporting, that CGI Group Inc. and subsidiaries (the “Company”) maintained effective internal control over financial reporting as of September 30, 2006, based on the criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. As described in Management’s Report on Internal Control over Financial Reporting, management excluded from their assessment the internal control over financial reporting on its joint ventures because the Company does not have the ability to dictate or modify controls at these entities and does not have the ability to assess, in practice, the controls at these entities. The interest in the joint ventures constitutes total assets and revenues of 1.6% and 2.6%, respectively, of the related consolidated financial statement amounts as at and for the year ended September 30, 2006. Accordingly, our audit did not include the internal control over financial reporting of the joint ventures. The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management’s assessment and an opinion on the effectiveness of the Company’s internal control over financial reporting based on our audit.
We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management’s assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinions.
A company’s internal control over financial reporting is a process designed by, or under the supervision of, the company’s principal executive and principal financial officers, or persons performing similar functions, and effected by the company’s board of directors, management and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the company’s assets that could have a material effect on the financial statements.
Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
In our opinion, management’s assessment that the Company maintained effective internal control over financial reporting as of
September 30, 2006, is fairly stated, in all material respects, based on the criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Also, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of September 30, 2006, based on the criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.
We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements of the Company as of and for the year ended September 30, 2006, and our report dated November 13, 2006 expressed an unqualified opinion on those financial statements.

(signed)
Deloitte & Touche LLP
INDEPENDENT REGISTERED CHARTERED ACCOUNTANTS
MONTRÉAL, QUÉBEC
NOVEMBER 13, 2006

REPORT OF INDEPENDENT REGISTERED CHARTERED ACCOUNTANTS
To the Board of Directors and Shareholders of CGI Group Inc.
We have audited the consolidated balance sheets of CGI Group Inc. and subsidiaries (the “Company”) as at September 30, 2006 and 2005 and the related consolidated statements of earnings, retained earnings and cash flows for each of the years in the three-year period ended September 30, 2006. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
With respect to the consolidated financial statements for the year ended September 30, 2006, we conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). With respect to the consolidated financial statements for the year ended September 30, 2005 and September 30, 2004, we conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Company as at September 30, 2006 and 2005 and the results of their operations and their cash flows for each of the years in the three-year period ended September 30, 2006, in accordance with Canadian generally accepted accounting principles.
We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of the Company’s internal control over financial reporting as of September 30, 2006, based on the criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report, dated
November 13, 2006, expressed an unqualified opinion on management’s assessment of the effectiveness of the Company’s internal control over financial reporting and an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

(signed)
Deloitte & Touche LLP
INDEPENDENT REGISTERED CHARTERED ACCOUNTANTS
MONTRÉAL, QUÉBEC
NOVEMBER 13, 2006

COMMENTS BY INDEPENDENT REGISTERED CHARTERED ACCOUNTANTS FOR U.S. READERS ON CANADA-U.S. REPORTING DIFFERENCES
In the United States of America, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when there are changes in accounting principles that have a material effect on the comparability of the Company’s financial statements, such as the changes described in Note 2 to the financial statements. Our report to the shareholders, dated November 13, 2006, is expressed in accordance with Canadian reporting standards, which do not require a reference to such changes in accounting principles in the auditors’ report when the change is properly accounted for and adequately disclosed in the financial statements.

(signed)
Deloitte & Touche LLP
INDEPENDENT REGISTERED CHARTERED ACCOUNTANTS
MONTRÉAL, QUÉBEC
NOVEMBER 13, 2006

Consolidated statements of earnings

Years ended September 30 (in thousands of Canadian dollars, except share data)	2006	2005	2004
REVENUE	$ 3,477,623	$ 3,685,986	$ 3,150,070
Operating expenses
Costs of services, selling and administrative (note 16)	2,996,521	3,151,558	2,677,396
Amortization (note 12)	170,766	199,283	162,591
Restructuring costs related to specific items (note 13)	67,266	-	-
Interest on long-term debt	43,291	24,014	20,672
Other income, net	(7,252)	(7,156)	(8,728)
Gain on sale of assets (note 17)	(10,475)	-	-
Gain on sale and earnings from an investment in an entity subject to significant influence (note 17)	-	(4,537)	(488)
Sale of right (note 14)	-	(11,000)	-
	3,260,117	3,352,162	2,851,443
Earnings from continuing operations before income taxes Income taxes (note 15)	217,506 70,973	333,824 114,126	298,627 113,241

Net earnings from continuing operations	146,533	219,698	185,386
Net (loss) gain from discontinued operations (note 18)	-	(3,210)	8,655
NET EARNINGS	146,533	216,488	194,041
BASIC AND DILUTED EARNINGS (LOSS) PER SHARE (note 11)
Continuing operations	0.40	0.50	0.44
Discontinued operations	-	(0.01)	0.02
	0.40	0.49	0.46
See Notes to the consolidated financial statements.

 Consolidated statements of retained earnings

Years ended September 30 (in thousands of Canadian dollars)	2006	2005	2004
	$	$	$
BALANCE, BEGINNING OF YEAR	895,267	730,757	542,205
Net earnings	146,533	216,488	194,041
Share repurchase costs (note 9)	(6,760)	-	-
Share issue costs, net of income taxes (note 9)	-	-	(5,489)
Excess of purchase price over carrying value of Class A subordinate shares acquired (note 9)	(447,839)	(51,978)	-
BALANCE, END OF YEAR	587,201	895,267	730,757

See Notes to the consolidated financial statements.

Consolidated balance sheets

As at September 30 (in thousands of Canadian dollars)	2006			2005
			$	$
ASSETS
Current assets
Cash and cash equivalents	115,729			240,459
Accounts receivable (note 3)	479,767			487,731
Work in progress	197,381			214,470
Prepaid expenses and other current assets	89,639			75,281
Future income taxes (note 15)	33,728			22,118
	916,244			1,040,059
Capital assets (note 4)	120,032			116,388
Contract costs (note 5)	212,115			223,122
Finite-life intangibles and other long-term assets (note 6)	525,905			586,416
Future income taxes (note 15)	25,127			46,601
Goodwill (note 7)	1,737,886			1,773,370
Total assets before funds held for clients	3,537,309			3,785,956
Funds held for clients (note 2)	154,723			200,703
	3,692,032			3,986,659

LIABILITIES
Current liabilities
Accounts payable and accrued liabilities	367,127			378,691
Accrued compensation	108,331			107,014
Deferred revenue	111,759			127,950
Income taxes	41,707			31,955
Future income taxes (note 15)	30,384			47,163
Current portion of long-term debt (note 8)	8,242			14,899
	667,550			707,672
Future income taxes (note 15)	213,512			238,983
Long-term debt (note 8)	805,017			234,801
Accrued integration charges (note 17) and other long-term liabilities	103,210			109,810
Total liabilities before clients’ funds obligations	1,789,289			1,291,266
Clients’ funds obligations (note 2)	154,723			200,703
	1,944,012			1,491,969
Commitments, contingencies and guarantees (note 24)
SHAREHOLDERS’ EQUITY
Capital stock (note 9)	1,367,606			1,762,973
Contributed surplus (note 10)	82,436			67,578
Warrants (note 10)	-			19,655
Retained earnings	587,201			895,267
Foreign currency translation adjustment	(289,223)			(250,783)
	1,748,020			2,494,690
	3,692,032			3,986,659
See Notes to the consolidated financial statements.
Approved by the Board	(signed	)		(signed	)

DIRECTOR Michael E. Roach	DIRECTOR André Imbeau

Consolidated statements of cash flows

Years ended September 30 (in thousands of Canadian dollars)	2006	2005	2004
OPERATING ACTIVITIES	$	$	$
Net earnings from continuing operations	146,533	219,698	185,386
Adjustments for:
Amortization (note 12)	199,760	231,965	192,718
Non-cash portion of restructuring costs related to specific items (note 13)	1,311	-	-
Deferred credits	(781)	(3,038)	(16,439)
Future income taxes (note 15)	(34,225)	35,650	55,626
Foreign exchange loss (gain)	1,914	1,993	(789)
Stock-based compensation (note 10)	12,895	20,554	25,559
Sale of right (note 14)	-	(11,000)	-
Gain on sale of assets (note 17)	(10,475)	-	-
Gain on sale and earnings from an investment in an entity subject to significant influence (note 17)	-	(4,537)	(488)
Net change in non-cash working capital items (note 20)	(7,371)	(10,576)	(211,376)
Cash provided by continuing operating activities	309,561	480,709	230,197

INVESTING ACTIVITIES
Business acquisitions (net of cash acquired) (note 17)	(25,620)	(66,229)	(589,678)
Proceeds from sale of assets and businesses (net of cash disposed) (note 17)	30,114	29,521	87,503
Proceeds from sale of investment in an entity subject to significant influence (note 17)	-	20,849	-
Proceeds from sale of right (note 14)	-	11,000	-
Purchase of capital assets	(41,105)	(25,314)	(59,829)
Proceeds from disposal of capital assets	562	6,663	4,738
Payment of contract costs	(31,417)	(25,057)	(75,142)
Reimbursement of contract costs upon termination of a contract	-	15,300	-
Additions to finite-life intangibles and other long-term assets	(74,568)	(90,674)	(85,814)
Proceeds from disposal of finite-life intangibles	-	5,251	-
Decrease in other long-term assets	2,677	12,413	17,202
Cash used in continuing investing activities	(139,357)	(106,277)	(701,020)

FINANCING ACTIVITIES
Increase in credit facilities (note 8)	746,170	190,000	240,534
Repayment of credit facilities	(158,944)	(397,578)	(219,000)
Increase in long-term debt	-	-	257,604
Repayment of long-term debt	(13,124)	(16,705)	(26,451)
Repurchase of Class A subordinate shares (net of share repurchase costs) (note 9)	(926,145)	(109,456)	-
Issuance of shares (net of share issue costs) (note 9)	57,963	4,551	330,996
Cash (used in) provided by continuing financing activities	(294,080)	(329,188)	583,683
Effect of foreign exchange rate changes on cash and cash equivalents of continuing operations	(854)	(6,167)	186
Net (decrease) increase in cash and cash equivalents of continuing operations	(124,730)	39,077	113,046
Net cash and cash equivalents provided by discontinued operations (note 18)	-	759	4,068
Cash and cash equivalents, beginning of year	240,459	200,623	83,509
CASH AND CASH EQUIVALENTS, END OF YEAR	115,729	240,459	200,623

Supplementary cash flow information (note 20)
See Notes to the consolidated financial statements.

Notes to the consolidated financial statements

Years ended September 30, 2006, 2005 and 2004
(tabular amounts only are in thousands of Canadian dollars, except share data)

1. Description of business

CGI Group Inc. (the “Company”), directly or through its subsidiaries, manages information technology (“IT services”), including outsourcing, systems integration and consulting, software licenses and maintenance, as well as business process services (“BPS”) to help clients cost effectively realize their strategies and create added value.

2. Summary of significant accounting policies

The consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles (“GAAP”), which differ in certain material respects from U.S. GAAP. A reconciliation between Canadian and U.S. GAAP can be found in Note 26.
Certain comparative figures have been reclassified in order to conform to the presentation adopted in 2006.

CHANGES IN ACCOUNTING POLICIES
i) The Canadian Institute of Chartered Accountants (“CICA”) amended Handbook Section 3831, “Non-Monetary Transactions”, effective for fiscal years beginning on or after January 1, 2006. The amendment of the section requires that non-monetary transactions be recorded at fair value unless the transaction has no commercial substance, it is an exchange of inventory, it is a non-monetary, non-reciprocal transfer to owners or it’s not reliably measurable. The adoption of this section did not have any impact on the consolidated financial statements.
ii) The CICA issued Emerging Issue Committee (“EIC”) Abstract 156, “Accounting by a Vendor for Consideration Given to a Customer (Including a Reseller of the Vendor’s Products)”, which provides guidance to companies that give incentives to customers or resellers in the form of cash, equity, free gifts, coupons and others. The adoption of EIC 156 did not have any impact on the consolidated financial statements since the Company already adopted the U.S. equivalent, Emerging Issues Task Force 01-9, “Accounting for Consideration Given by a Vendor to a Customer”, issued in 2001.
iii) The CICA issued EIC 157, “Implicit variable interests under AcG 15’’, which requires consideration of whether the reporting enterprise holds an implicit variable interest in a variable interest entity or potential variable interest entity when applying Accounting Guideline 15 “Consolidation of Variable Interest Entities’’. The adoption of this abstract did not have any impact on the consolidated financial statements.
iv) The CICA issued EIC 159, “Conditional Asset Retirement Obligations’’, which provides guidance when a conditional asset retirement obligation should be recognized. The adoption of this abstract did not have any impact on the consolidated financial statements.

USE OF ESTIMATES
The preparation of the consolidated financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting period. Because of the use of estimates inherent in the financial reporting process, actual results could differ from those estimates. Significant estimates include, but are not limited to, the measurement of allowance for doubtful accounts, tax credits, long-term asset valuations and impairment assessments, income taxes, provisions and contingencies, as well as revenue recognition.

BASIS OF CONSOLIDATION
The consolidated financial statements include the accounts of the Company and its subsidiaries. All intercompany transactions and balances have been eliminated. The Company accounts for its jointly-controlled investments using the proportionate consolidation method. The Company accounts for investments where it has the ability to exercise significant influence under the equity method. In situations where the Company does not exercise significant influence, the investments are recorded at cost. The carrying amount of the investments is reviewed for decline, other than temporary fluctuations, whenever events or changes in circumstances indicate that the carrying amount of the investments may not be recoverable.

REVENUE RECOGNITION, WORK IN PROGRESS AND DEFERRED REVENUE
The Company generates revenue principally through the provision of IT services and BPS.
The IT services include a full range of information technology services, namely: i) outsourcing ii) systems integration and consulting

iii) software licenses and iv) maintenance. The BPS unit provides business processing for the financial services segments, as well as other services, such as payroll and document management services.

Notes to the consolidated financial statements

Years ended September 30, 2006, 2005 and 2004
(tabular amounts only are in thousands of Canadian dollars, except share data)

2. Summary of significant accounting policies (continued)

The Company provides services under contracts that contain various pricing mechanisms. The Company recognizes revenue when persuasive evidence of an arrangement exists, services or products have been provided to the client, the fee is fixed or determinable, and collectibility is reasonably assured. If an arrangement involves the provision of multiple elements, the total arrangement value is allocated to each element as a separate unit of accounting if: 1) the delivered item has value to the client on a stand-alone basis; 2) there is objective and reliable evidence of the fair value of the undelivered item; and 3) the arrangement includes a general right of return relative to the delivered item and delivery or performance of the undelivered item is considered probable and substantially in the control of the vendor. If these criteria are met, then the total consideration of the arrangement is allocated among the separate units of accounting based on their fair values.
Provisions for estimated contract losses, if any, are recognized in the period in which the loss is determined. Contract losses are measured at the amount by which the estimated total costs exceed the estimated total revenue from the contract.

OUTSOURCING AND BPS ARRANGEMENTS
Revenue from outsourcing and BPS arrangements under time and materials and unit-priced arrangements are recognized as the services are provided at the contractual stated price. If the contractual per-unit prices within a unit-priced contract change during the term of the arrangement, the Company evaluates whether it is more appropriate to record revenue based on the average per-unit price during the term of the contract or based on the actual amounts billed.
Revenue from outsourcing and BPS arrangements under fixed-fee arrangements is recognized on a straight-line basis over the term of the arrangement, regardless of the amounts billed, unless there is a better measure of performance or delivery.

SYSTEMS INTEGRATION AND CONSULTING SERVICES
Revenue from systems integration and consulting services under time and material arrangements is recognized as the services are rendered, and revenue under cost-based arrangements is recognized as reimbursable costs are incurred.
Revenue from systems integration and consulting services under fixed-fee arrangements is recognized using the percentage-of-completion method over the implementation period. The Company uses the labour costs or labour hours incurred to date to measure the progress towards completion. This method relies on estimates of total expected labour costs or total expected labour hours to complete the service, which are compared to labour costs or labour hours incurred to date, to arrive at an estimate of the percentage of revenue earned to date. Management regularly reviews underlying estimates of total expected labour costs or hours. Revisions to estimates are reflected in the statement of earnings in the period in which the facts that gave rise to the revision became known.
Revenue from systems integration and consulting services under benefits-funded arrangements is recognized only to the extent it can be predicted, with reasonable certainty, that the benefit stream will generate amounts sufficient to fund the value on which revenue recognition is based.

SOFTWARE LICENSES AND MAINTENANCE ARRANGEMENTS
Revenue from software license arrangements is recognized upon delivery of software if persuasive evidence of an arrangement exists, collection is probable, the fee is fixed or determinable and vendor-specific evidence of an arrangement exists to allocate the total fee to the different elements of an arrangement. Vendor-specific objective evidence is typically based on the price charged when an element is sold separately.
In circumstances where the implementation services are essential to the functionality of the software or where the software requires significant customization, the Company recognizes software license revenue using the percentage-of-completion method over the implementation period as previously described.
Revenue from maintenance services for licenses sold and implemented is recognized ratably over the term of the contract.

WORK IN PROGRESS AND DEFERRED REVENUE
Amounts recognized as revenue in excess of billings are classified as work in progress. Amounts received in advance of the delivery of products or performances of services are classified as deferred revenue.

REIMBURSEMENTS
Reimbursements, including those relating to travel and other out-of-pocket expenses, and other similar third party costs, such as the cost of hardware and software resales, are included in revenue, and the corresponding expense is included in costs of services.

CASH AND CASH EQUIVALENTS
Cash and cash equivalents consist primarily of unrestricted cash and short-term investments having an initial maturity of three months or less.

Notes to the consolidated financial statements

Years ended September 30, 2006, 2005 and 2004
(tabular amounts only are in thousands of Canadian dollars, except share data)

2. Summary of significant accounting policies (continued)

CAPITAL ASSETS
Capital assets are recorded at cost and are amortized over the following estimated useful lives of the assets, using the straight-line method:

Buildings	10 to 40 years
Leasehold improvements	Lesser of the useful life or lease term plus first renewal option
Furniture and fixtures	3 to 10 years
Computer equipment	3 to 5 years

FUNDS HELD FOR CLIENTS AND CLIENTS’ FUNDS OBLIGATIONS
In connection with the Company’s payroll and tax filing services, the Company collects funds for payment of payroll and taxes, temporarily holds such funds until payment is due, remits the funds to the clients’ employees and appropriate tax authorities, files federal and local tax returns, and handles related regulatory correspondence and amendments. The Company presents the funds held for clients and related obligations separately.

CONTRACT COSTS
Contract costs are mainly incurred when acquiring or implementing long-term IT services and BPS contracts. These assets are recorded at cost and amortized using the straight-line method over the term of the respective contracts. Contract costs are comprised primarily of incentives and transition costs.
Occasionally, incentives are granted to clients upon signing of outsourcing contracts. These incentives can be granted either in the form of cash payments, issuance of equity instruments, or discounts awarded principally over a transition period, as negotiated in the contract. In the case of equity instruments, cost is measured at the estimated fair value at the time they are issued. For discounts, cost is measured at the value of the granted financial commitment and a corresponding amount is recorded in other long-term liabilities. As services are provided to the client, the amount is amortized and recorded as a reduction of revenue.
Capital assets acquired from a client in connection with outsourcing contracts are capitalized as such and amortized consistent with the amortization policies described previously. The excess of the amount paid over the fair value of capital assets acquired in connection with outsourcing contracts is considered as an incentive granted to the client, and is recorded as described in the preceding paragraph.
Transition costs consist of expenses associated with the installation of systems and processes incurred after the award of outsourcing contracts, relocation of transitioned employees and exit from client facilities. Under BPS contracts, the costs consist primarily of expenses related to activities such as the conversion of the customer’s applications to the Company’s platforms. These incremental costs are comprised essentially of labour costs, including compensation and related fringe benefits, as well as subcontractor costs.

FINITE-LIFE INTANGIBLE ASSETS
Finite-life intangible assets consist mainly of internal software, business solutions, software licenses and customer relationships.
Internal software, business solutions and software licenses are recorded at cost. Business solutions developed internally and marketed for distribution are capitalized when they meet specific capitalization criteria related to technical, market and financial feasibility. Business solutions and software licenses acquired through a business combination are initially recorded at fair value based on the estimated net future income-producing capabilities of the software products. Customer relationships are acquired through business combinations and are initially recorded at their fair value based on the present value of expected future cash flows.
The Company amortizes its finite-life intangible assets using the straight-line method over the following estimated useful lives:

Internal software	2 to 7 years
Business solutions	2 to 10 years
Software licenses	3 to 8 years
Customer relationships and other	2 to 15 years

IMPAIRMENT OF LONG-LIVED ASSETS
When events or changes in circumstances indicate that the carrying amount of long-lived assets may not be recoverable, undiscounted estimated cash flows are projected over their remaining term and compared to the carrying amount. To the extent such projections indicate that future undiscounted cash flows are not sufficient to recover the carrying amounts of related assets, a charge is recorded to reduce the carrying amount to equal projected future discounted cash flows.

Notes to the consolidated financial statements

Years ended September 30, 2006, 2005 and 2004
(tabular amounts only are in thousands of Canadian dollars, except share data)

2. Summary of significant accounting policies (continued)

BUSINESS COMBINATIONS AND GOODWILL
The Company accounts for its business combinations using the purchase method of accounting. Under this method, the Company allocates the purchase price to tangible and intangible assets acquired and liabilities assumed based on estimated fair values at the date of acquisition, with the excess of the purchase price amount being allocated to goodwill. Goodwill for each reporting unit is assessed for impairment at least annually, or when an event or circumstance occurs that more likely than not reduces the fair value of a reporting unit below its carrying amount. An impairment charge is recorded when the goodwill carrying amount of the reporting unit exceeds its fair value.

ACCRUED INTEGRATION CHARGES
Accrued integration charges are comprised of liabilities for costs incurred on business combinations, such as severance payments related to the termination of certain employees of the acquired business performing functions already available through the Company’s existing structure and provisions related to leases for premises occupied by the acquired businesses that the Company plans to vacate.

EARNINGS PER SHARE
Basic earnings per share are based on the weighted average number of shares outstanding during the period. The dilutive effect of stock options is determined using the treasury stock method.

RESEARCH AND SOFTWARE DEVELOPMENT COSTS
Research costs are charged to earnings in the period in which they are incurred, net of related tax credits. Included in costs of services, selling and administrative expenses are research expenses in the amount of $25,728,000 ($21,869,000 in 2005 and $26,710,000 in 2004). During the year, the Company incurred direct research and software development costs of $68,905,000 ($78,200,000 in 2005 and $64,500,000 in 2004).
Software development costs are charged to earnings in the year they are incurred, net of related tax credits unless they meet specific capitalization criteria related to technical, market and financial feasibility. Deferred development costs are included as part of finite-life intangibles. Tax credits amounting to $925,000 were recorded against these assets for the year ended September 30, 2006 (nil in 2005 and $1,408,000 in 2004).

INCOME TAXES
Income taxes are accounted for using the asset and liability method of accounting for income taxes. Future income tax assets and liabilities are determined based on deductible or taxable temporary differences between the amounts reported for financial statement purposes and tax values of assets and liabilities using enacted or substantively enacted income tax rates expected to be in effect for the year in which the differences are expected to reverse. A valuation allowance is recorded for the portion of the future income tax assets when its realization is not considered more likely than not.

TRANSLATION OF FOREIGN CURRENCIES
Revenue and expenses denominated in foreign currencies are recorded at the rate of exchange prevailing at the transaction date. Monetary assets and liabilities denominated in foreign currencies are translated at exchange rates prevailing at the balance sheet date. Unrealized translation gains and losses are reflected in net earnings.
Self-sustaining subsidiaries, with economic activities largely independent of the parent company, are accounted for using the current rate method. Under this method, assets and liabilities of subsidiaries denominated in a foreign currency are translated into Canadian dollars at exchange rates in effect at the balance sheet date. Revenue and expenses are translated at average exchange rates prevailing during the period. Resulting unrealized gains or losses are accumulated and reported as foreign currency translation adjustment in shareholders’ equity. As a result of differences in the translation of the financial statements of foreign subsidiaries, the foreign currency translation adjustment varied by $38,440,000 and $92,124,000 in 2006 and 2005, respectively. These variations resulted principally from translating U.S. dollar denominated goodwill.
The accounts of foreign subsidiaries, which are financially or operationally dependent on the parent company, are accounted for using the temporal method. Under this method, monetary assets and liabilities are translated at the exchange rates in effect at the balance sheet date, and non-monetary assets and liabilities are translated at historical exchange rates. Revenue and expenses are translated at average rates for the period. Translation exchange gains or losses of such subsidiaries are reflected in net earnings.

Notes to the consolidated financial statements

Years ended September 30, 2006, 2005 and 2004
(tabular amounts only are in thousands of Canadian dollars, except share data)

2. Summary of significant accounting policies (continued)

STOCK-BASED COMPENSATION
Stock-based compensation cost is recorded using the fair value based method. This method consists of recording compensation cost to earnings over the vesting period of options granted. When stock options are exercised, any consideration paid by employees is credited to capital stock and the recorded fair value of the option is removed from contributed surplus and credited to capital stock.

FINANCIAL INSTRUMENTS
The Company uses various financial instruments to manage its exposure to fluctuations in foreign currency exchange rates. The Company does not hold or use any derivative instruments for trading purposes.
The Company enters into financial instrument contracts to hedge its net investment in foreign subsidiaries. Foreign exchange translation gains or losses on the net investment are recorded under the foreign currency translation adjustment. Any realized or unrealized gains or losses on instruments covering the net investment are also recognized in the foreign currency translation adjustment.
The Company also enters, from time to time, into forward contracts to hedge forecasted cash flows denominated in currencies other than the functional currency of its subsidiaries. Gains and losses on foreign exchange contracts designated as hedges for firm commitments or forecasted transactions are recorded in costs of services, selling and administrative expenses when the related transaction is realized.
Periodic assessments of each hedge’s effectiveness are performed during the year.

FUTURE ACCOUNTING CHANGES
The CICA has issued the following new Handbook Sections:
a) Section 3855, “Financial Instruments - Recognition and Measurement”, effective for interim periods beginning on or after October 1, 2006. This section describes the standards for recognizing and measuring financial assets, financial liabilities and non-financial derivatives. All financial assets, except for those classified as held-to-maturity, and derivative financial instruments must be measured at their fair value. All financial liabilities must be measured at their fair value if they are classified as held for trading purposes, and if not, they are measured at their carrying value. The impact of the adoption of this new section on the consolidated financial statements is not expected to be material.
b) Section 1530, “Comprehensive Income”, and Section 3251, “Equity”, effective for interim periods beginning on or after October 1, 2006. Comprehensive income is the change in equity of an enterprise during a period arising from transactions and other events and circumstances from non-owner sources. It includes items that would normally not be included in net income, such as changes in the foreign currency translation adjustment relating to self-sustaining foreign operations and unrealized gains or losses on available-for-sale financial instruments. These sections describe how to report and disclose comprehensive income and its components. Section 3251, “Equity”, replaces Section 3250, “Surplus”, and describes the changes in how to report and disclose equity and changes in equity as a result of the new requirements of Section 1530, “Comprehensive Income”. Upon adoption of this section, the consolidated financial statements will include a statement of comprehensive income.
c) Section 3865, “Hedges”, effective for interim periods beginning on or after October 1, 2006. This section describes when hedge accounting is appropriate. Hedge accounting ensures that all gains, losses, revenue and expenses from the derivative, and the item it hedges, are recorded in the statement of earnings in the same period. The impact of the adoption of this new section on the consolidated financial statements is not expected to be material.

Notes to the consolidated financial statements

Years ended September 30, 2006, 2005 and 2004
(tabular amounts only are in thousands of Canadian dollars, except share data)

3. Accounts receivable

	2006	2005
		$$
Trade	376,383	357,679
Other[1]	103,384	130,052
	479,767	487,731

1 Other accounts receivable include refundable tax credits on salaries related to the E-Commerce Place, Cité du multimédia, New Economy Centre, SR&ED and other tax credit programs, of approximately $80,943,000 and $93,287,000, in 2006 and 2005, respectively.
The Company is defined as an eligible company and operates “eligible activities” under the terms of various Québec government tax credit programs on salaries for eligible employees located mainly in designated locations in the province of Québec, Canada. The Company must obtain an eligibility certificate from the Québec government annually. These programs are designed to support job creation and revitalization efforts in certain urban areas.
In order to be eligible for a majority of the tax credits, the Company relocated some of its employees to designated locations. Real estate costs for these designated locations are significantly higher than they were at the previous facilities. Initially, the Company’s financial commitments for these real estate locations represented $618,800,000. As at September 30, 2006, the balance outstanding for these commitments was $487,819,000, ranging between two and 17 years.
The refundable tax credits, under the various programs, are calculated at rates varying from 35% to 40% on salaries paid in Québec, to a maximum range of $12,500 to $15,000 per year per eligible employee. For the E-Commerce Place, the rate can vary depending on the creation of a sufficient number of jobs in the province of Québec. The rate is established using a predetermined formula and may not exceed 35% or $12,500. As at September 30, 2006, the Company is eligible to be refunded using the rate of 35%.

4. Capital assets

			2006			2005
	COST	ACCUMULATED AMORTIZATION	NET BOOK VALUE	COST	ACCUMULATED AMORTIZATION	NET BOOK VALUE
	$	$	$	$		$
Land and building	5,766	1,372	4,394	5,113	907	4,206
Leasehold improvements	124,031	40,811	83,220	105,779	26,858	78,921
Furniture and fixtures	28,596	16,315	12,281	24,979	13,286	11,693
Computer equipment	69,253	49,116	20,137	60,330	38,762	21,568
	227,646	107,614	120,032	196,201	79,813	116,388

Capital assets include assets acquired under capital leases totaling $2,589,000 ($3,461,000 in 2005), net of accumulated amortization of $3,520,000 ($2,975,000 in 2005).
The asset retirement obligations pertain to operating leases of office buildings in different locations where certain clauses require premises to be returned to their original state at the end of the lease term. The cost of the asset retirement obligations of $2,364,000 ($2,469,000 in 2005), which is recorded in accrued integration charges and other long-term liabilities, was based on the undiscounted expected cash flows of $3,400,000 ($3,600,000 in 2005) using a discount rate of 5.50% (5.78% in 2005). The timing of the settlement of these obligations varies between one and 17 years.

5. Contract costs

			2006			2005
		ACCUMULATED	NET BOOK		ACCUMULATED	NET BOOK
	COST	AMORTIZATION	VALUE	COST	AMORTIZATION	VALUE
	$	$	$	$	$	$
Incentives	250,691	130,167	120,524	247,449	103,846	143,603
Transition costs	124,784	33,193	91,591	107,218	27,699	79,519
	375,475	163,360	212,115	354,667	131,545	223,122

Notes to the consolidated financial statements

Years ended September 30, 2006, 2005 and 2004
(tabular amounts only are in thousands of Canadian dollars, except share data)

6. Finite-life intangibles and other long-term assets

			2006
		ACCUMULATED	NET BOOK
	COST	AMORTIZATION	VALUE
	$	$	$
Internal software	77,874	34,724	43,150
Business solutions	258,566	80,103	178,463
Software licenses	120,557	78,373	42,184
Customer relationships and other	367,404	131,596	235,808
Finite-life intangibles	824,401	324,796	499,605
Deferred financing fees Deferred compensation plan (note 23) Other			6,475 9,943 9,882
Other long-term assets			26,300
Total finite-life intangibles and other long-term assets			525,905

			2005
	COST	ACCUMULATED AMORTIZATION	NET BOOK VALUE
	$	$	$
Internal software	75,088	31,056	44,032
Business solutions	230,854	51,160	179,694
Software licenses	135,991	69,644	66,347
Customer relationships and other	382,111	103,819	278,292
Finite-life intangibles	824,044	255,679	568,365
Financing lease (note 19) Deferred financing fees Deferred compensation plan (note 23) Other			1,788 3,633 7,861 4,769
Other long-term assets			18,051
Total finite-life intangibles and other long-term assets			586,416

Amortization expense of finite-life intangibles included in the consolidated statements of earnings is as follows:
	2006	2005	2004
	$	$	$
Internal software	10,839	16,731	15,003
Business solutions	35,298	29,175	23,054
Software licenses	29,983	31,653	33,905
Customer relationships and other	43,597	47,536	30,158
	119,717	125,095	102,120

Notes to the consolidated financial statements

Years ended September 30, 2006, 2005 and 2004
(tabular amounts only are in thousands of Canadian dollars, except share data)

7. Goodwill

The Company has designated September 30 as the date for the annual impairment test. The Company completed its annual goodwill impairment test as of September 30, 2006. Based on the results of this test, no impairment loss was identified.
The variations in goodwill are as follows:

			2006			2005
	IT SERVICES	BPS	TOTAL	IT SERVICES	BPS	TOTAL
	$	$	$	$	$	$
Balance, beginning of year	1,494,133	279,237	1,773,370	1,532,413	295,191	1,827,604
Acquisitions (note 17)	18,070	-	18,070	51,557	619	52,176
Purchase price adjustments (note 17)	(6,611)	119	(6,492)	(13,775)	12,269	(1,506)
Disposal of assets (subsidiaries in 2005) (note 17)	-	(13,172)	(13,172)	-	(16,152)	(16,152)
Foreign currency translation adjustment	(28,533)	(5,357)	(33,890)	(76,062)	(12,690)	(88,752)
Balance, end of year	1,477,059	260,827	1,737,886	1,494,133	279,237	1,773,370

8. Long-term debt

	2006	2005
	$	$
Senior U.S. unsecured notes, bearing a weighted average interest rate of 5.14% and repayable
by payments of $94,863,000 in 2009, of $97,004,300 in 2011 and $22,270,300 in 2014[1]	214,138	222,931
Unsecured committed revolving term facility bearing interest at LIBOR rate plus 1.375% or bankers’ acceptance rate plus 1.375%, maturing in 2009[2]	587,226	-
Obligation bearing interest at 1.60% and repayable in blended monthly
instalments maturing in 2008	5,777	9,214
Balances of purchase price related to business acquisitions, non-interest bearing, repayable in various instalments through 2008. These balances were recorded at
their discounted value using a 7% interest rate	4,399	7,241
Obligations under capital leases, bearing a weighted average interest rate of 8.28%
and repayable in blended monthly instalments maturing at various dates until 2008	781	2,005
Share of joint venture’s long-term debt
Secured term loan repayable in blended monthly payments of $540,249,
bearing interest of 5.71%, maturing in 2007	539	6,965
Other loans bearing interest at a rate of prime plus 1.75%, repaid during the year	-	684
Other	399	660
Current portion	813,259 8,242	249,700 14,899
	805,017	234,801

1 The US$192,000,000 private placement financing with U.S. institutional investors is comprised of three tranches of senior unsecured notes maturing in January 2009, 2011 and 2014, and was issued on January 29, 2004 with a weighted average maturity of 6.4 years. The Senior U.S. unsecured notes contain covenants that require the Company to maintain certain financial ratios. On June 9, 2006, the Company obtained certain amendments to the definition and calculations of the ratios of the Senior U.S. unsecured notes. The initial weighted average fixed coupon rate was 4.97%. As a result of the amendments, the rate increased to 5.14%. At September 30, 2006, the Company is in compliance with these covenants.
2 The Company has a five-year unsecured revolving credit facility available for an amount of $1,000,000,000 maturing in December 2009. This agreement is comprised of a Canadian tranche with a limit of $850,000,000 and a U.S. tranche equivalent to $150,000,000. The interest rate charged is determined by the denomination of the amount drawn. As at September 30, 2006, an amount of $590,000,000 has been drawn upon this facility. Also, an amount of $27,975,400 has been committed against this facility to cover various letters of credit issued for clients and other parties. Financing fees of $3,572,000 were incurred during the year and were recorded in finite-life intangibles and other long-term assets. In addition to the revolving credit facility, the Company has demand lines of credit in the amounts of $25,000,000 and £2,000,000 available. At September 30, 2006, no amount had been drawn upon these facilities. The revolving credit facility contains covenants that require the Company to maintain certain financial ratios. On April 21, 2006, the Company obtained certain amendments to the definition and calculations of the ratios that take into account the impact of the restructuring activities on the unsecured revolving credit facility. At September 30, 2006, the Company is in compliance with these covenants.

Notes to the consolidated financial statements

Years ended September 30, 2006, 2005 and 2004
(tabular amounts only are in thousands of Canadian dollars, except share data)

8. Long-term debt (continued)

Principal repayments on long-term debt over the forthcoming years are as follows:	$
2007 2008 2009 2010 2011 Thereafter	7,626 3,488 94,863 587,226 97,005 22,270
Total principal payments on long-term debt	812,478

Minimum capital lease payments are as follows:	PRINCIPAL	INTEREST	PAYMENT
	$	$	$
2007	616	29	645
2008	165	5	170
Total minimum capital lease payments	781	34	815

9. Capital stock

Authorized, an unlimited number without par value:

First preferred shares, carrying one vote per share, ranking prior to second preferred shares, Class A subordinate shares and Class B shares with respect to the payment of dividends;

Second preferred shares, non-voting, ranking prior to Class A subordinate shares and Class B shares with respect to the payment of dividends;

Class A subordinate shares, carrying one vote per share, participating equally with Class B shares with respect to the payment of dividends and convertible into Class B shares under certain conditions in the event of certain takeover bids on Class B shares;

Class B shares, carrying ten votes per share, participating equally with Class A subordinate shares with respect to the payment of dividends, convertible at any time at the option of the holder into Class A subordinate shares.

Notes to the consolidated financial statements

Years ended September 30, 2006, 2005 and 2004
(tabular amounts only are in thousands of Canadian dollars, except share data)

9. Capital stock (continued)

For 2006, 2005 and 2004, the Class A subordinate and the Class B shares changed as follows:

	CLASS A SUBORDINATE SHARES		CLASS B SHARES		TOTAL
	NUMBER	CARRYING VALUE	NUMBER	CARRYING VALUE	NUMBER	CARRYING VALUE
		$		$		$
Balance, September 30, 2003	368,236,503	1,435,763	33,772,168	44,868	402,008,671	1,480,631
Issued for cash[1]	41,340,625	330,725	-	-	41,340,625	330,725
Issued as consideration for business acquisitions (note 17)	136,112	1,020	-	-	136,112	1,020
Issued upon exercise of options	1,007,651	7,854	-	-	1,007,651	7,854
Balance, September 30, 2004	410,720,891	1,775,362	33,772,168	44,868	444,493,059	1,820,230
Repurchased and cancelled[2]	(14,078,360)	(60,998)	-	-	(14,078,360)	(60,998)
Repurchased and not cancelled[2]	-	(3,665)	-	-	-	(3,665)
Issued upon exercise of options[3]	805,798	7,406	-	-	805,798	7,406
Balance, September 30, 2005	397,448,329	1,718,105	33,772,168	44,868	431,220,497	1,762,973
Repurchased and cancelled[2]	(108,315,500)	(466,994)	-	-	(108,315,500)	(466,994)
Repurchased and not cancelled[2]	-	(4,028)	-	-	-	(4,028)
Issued upon exercise of options[3]	1,220,820	11,818	-	-	1,220,820	11,818
Issued upon exercise of warrants[4]	7,021,096	60,260	546,131	3,577	7,567,227	63,837
Converted upon exercise of warrants[4]	110,140	721	(110,140)	(721)	-	-
Balance, September 30, 2006	297,484,885	1,319,882	34,208,159	47,724	331,693,044	1,367,606

1 On May 3, 2004, the Company issued 41,340,625 Class A subordinate shares to the public and to BCE Inc. (“BCE”) for cash proceeds of $330,725,000 before share issue costs of $5,489,000 (net of income tax recoveries of $2,466,000).
2 On January 31, 2006, the Company’s Board of Directors authorized the renewal of a Normal Course Issuer Bid and the purchase of up to 10% of the public float of the Company’s Class A subordinate shares during the next year. The Toronto Stock Exchange subsequently approved the Company request for approval. The Issuer Bid enables the Company to purchase up to 29,288,443 Class A subordinate shares for cancellation on the open market through the Toronto Stock Exchange. The Class A subordinate shares may be purchased under the Issuer Bid commencing February 3, 2006 and ending no later than February 2, 2007, or on such earlier date when the Company completes its purchases or elects to terminate the bid. Under a similar program in 2005, 27,834,417 Class A subordinate shares could have been repurchased between February 3, 2005 and February 2, 2006. During 2006, the Company repurchased 8,374,400 Class A subordinate shares (14,896,200 in 2005) for cash consideration of $59,631,000 ($116,439,000 in 2005). The excess of the purchase price over the carrying value of Class A subordinate shares repurchased, in the amount of $22,364,000 ($51,978,000 in 2005), was charged to retained earnings. As of September 30, 2006, 905,100 of the repurchased Class A subordinate shares (846,200 in 2005) with a carrying value of $4,028,000 ($3,665,000 in 2005) and a purchase value of $6,661,000 ($7,185,000 in 2005) were held by the Company and had been paid and cancelled subsequent to the year-end.
On January 12, 2006, the Company concluded a transaction whereby the Company repurchased from BCE for cancellation 100,000,000 of its Class A subordinate shares at a price of $8.5923 per share for consideration of $859,230,000. The excess of the purchase price over the carrying value of Class A subordinate shares repurchased, in the amount of $425,475,000, as well as share repurchase costs in the amount of $6,760,000, were charged to retained earnings.
During 2005, the Company received and cancelled 28,360 Class A subordinate shares for consideration of $202,000 as a settlement of an account receivable accounted for as part of a 2003 business acquisition.
3 The carrying value of Class A subordinate shares includes $3,421,000 ($2,855,000 in 2005), which corresponds to a reduction in contributed surplus representing the value of compensation cost associated with the options exercised since inception and the value of exercised options assumed in connection with acquisitions.
4 On March 22, 2006, a warrant was exercised by one holder to purchase 4,000,000 Class A subordinate shares of the Company at a price of $6.55 each for an aggregate amount of $26,200,000. The carrying value of these Class A subordinate shares includes $14,271,000, which was previously recorded under the Warrants caption. On April 6, 2006, warrants were exercised by another holder resulting in the issuance of 3,021,096 Class A subordinate shares and 110,140 Class B shares of the Company at a price of $6.55 each for an aggregate amount of $20,510,000. At the same time, this holder converted the 110,140 Class B shares to 110,140 Class A subordinate shares at a price of $6.55 each for an aggregate amount of $721,000. In addition, on April 28, 2006, the Company’s Class B shareholders exercised their warrants totalling 435,991 Class B shares at a price of $6.55 each for an aggregate amount of $2,856,000.

Notes to the consolidated financial statements

Years ended September 30, 2006, 2005 and 2004
(tabular amounts only are in thousands of Canadian dollars, except share data)

10. Stock options, contributed surplus and warrants

A) STOCK OPTIONS
Under the Company’s stock option plan, the Board of Directors may grant, at its discretion, options to purchase Class A subordinate shares to certain employees, officers, directors and consultants of the Company and its subsidiaries. The exercise price is established by the Board of Directors and is equal to the closing price of the Class A subordinate shares on the Toronto Stock Exchange (“TSX”) on the day preceding the date of the grant. Options generally vest one year from the date of grant conditionally upon the achievement of objectives and must be exercised within a ten-year period, except in the event of retirement, termination of employment or death. As at September 30, 2006, 39,923,069 Class A subordinate shares have been reserved for issuance under the Stock option plan.
The following table presents information concerning all outstanding stock options granted by the Company for the years ended September 30:

		2006		2005		2004
	NUMBER OF OPTIONS	WEIGHTED AVERAGE EXERCISE PRICE PER SHARE	NUMBER OF OPTIONS	WEIGHTED AVERAGE EXERCISE PRICE PER SHARE	NUMBER OF OPTIONS	WEIGHTED AVERAGE EXERCISE PRICE PER SHARE
		$		$		$
Outstanding, beginning of year	26,538,654	8.79	25,537,300	9.20	20,459,515	9.69
Granted	8,738,601	8.06	5,079,636	8.48	7,577,166	7.90
Exercised	(1,220,820)	6.87	(805,798)	5.61	(1,007,651)	5.61
Forfeited and expired	(4,099,724)	9.27	(3,272,484)	11.60	(1,491,730)	9.71
Outstanding, end of year	29,956,711	8.57	26,538,654	8.79	25,537,300	9.20
Exercisable, end of year	21,588,443	8.80	21,308,252	8.89	16,492,063	9.93

The following table summarizes information about outstanding stock options granted by the Company as at September 30, 2006:

		OPTIONS OUTSTANDING		OPTIONS EXERCISABLE
		WEIGHTED AVERAGE REMAINING	WEIGHTED AVERAGE		WEIGHTED AVERAGE
RANGE OF EXERCISE PRICE	NUMBER OF OPTIONS	CONTRACTUAL LIFE (YEARS)	EXERCISE PRICE	NUMBER OF OPTIONS	EXERCISE PRICE
$			$		$
1.64 to 2.32	151,487	4	2.23	151,487	2.23
4.19 to 6.98	5,537,899	7	6.40	3,003,220	6.20
7.00 to 7.87	5,756,590	7	7.74	5,719,755	7.74
8.00 to 8.99	14,537,769	7	8.62	8,831,015	8.67
9.05 to 10.53	1,752,228	4	9.85	1,662,228	9.87
11.34 to 14.85	910,163	2	13.45	910,163	13.45
15.01 to 20.60	1,287,435	3	16.24	1,287,435	16.24
24.51 to 26.03	23,140	3	25.99	23,140	25.99
	29,956,711	7	8.57	21,588,443	8.80

Notes to the consolidated financial statements

Years ended September 30, 2006, 2005 and 2004
(tabular amounts only are in thousands of Canadian dollars, except share data)

10. Stock options, contributed surplus and warrants (continued)

The following table presents the weighted average assumptions used to determine the stock-based compensation expense recorded in cost of services, selling and administrative expenses using the Black-Scholes option pricing model for the years ended September 30:

	2006	2005	2004
Compensation expense ($)	12,895	20,554	25,559
Dividend yield (%)	0.00	0.00	0.00
Expected volatility (%)	36.13	45.80	47.40
Risk-free interest rate (%)	3.97	3.92	3.93
Expected life (years)	5	5	5
Weighted average grant date fair value ($)	3.13	3.85	3.68

B) CONTRIBUTED SURPLUS
The following table summarizes the contributed surplus activity since September 30, 2003:

Balance, September 30, 2003	$ 26,414
Compensation cost of exercised options assumed in connection with acquisitions	(2,094)
Fair value of options granted	25,559
Balance, September 30, 2004	49,879
Compensation cost of exercised options assumed in connection with acquisitions	(1,136)
Compensation cost associated with exercised options	(1,719)
Fair value of options granted	20,554
Balance, September 30, 2005	67,578
Compensation cost of exercised options assumed in connection with acquisitions	(152)
Compensation cost associated with exercised options	(3,269)
Fair value of options granted	12,895
Carrying value of warrants expired[1]	5,384
Balance, September 30, 2006	82,436

1 On June 13, 2006, 1,118,210 warrants of one of the holders expired, resulting in a transfer of their carrying value of $5,384,000 from the Warrants to the Contributed surplus caption.

C) WARRANTS
In connection with the signing of a strategic outsourcing contract and of a business acquisition in 2001, the Company granted warrants entitling the holders to subscribe to up to 5,118,210 Class A subordinate shares. The exercise prices were determined using the average closing price for Class A subordinate shares at a date and for a number of days around the respective transaction dates.
In addition to the warrants to purchase up to 5,118,210 Class A subordinate shares referred to above (the “Initial Warrants”), the Company issued to the majority shareholders and BCE, warrants to subscribe in the aggregate up to 3,865,014 Class A subordinate shares and 697,044 Class B shares pursuant to their pre-emptive rights contained in the articles of incorporation of the Company, with substantially similar terms and conditions as those of the Initial Warrants.
As at September 30, 2006, all of these warrants expired or have been exercised.

Notes to the consolidated financial statements

Years ended September 30, 2006, 2005 and 2004
(tabular amounts only are in thousands of Canadian dollars, except share data)

11. Earnings per share

The following table sets forth the computation of basic and diluted earnings per share for the years ended September 30:

			2006			2005			2004
	NET EARNINGS (NUMERATOR)	WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING (DENOMINATOR)	EARNINGS PER SHARE	NET EARNINGS (NUMERATOR)	WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING (DENOMINATOR)	EARNINGS PER SHARE	NET EARNINGS (NUMERATOR)	WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING (DENOMINATOR)	EARNINGS PER SHARE
	$		$	$		$	$		$
	146,533	362,783,618	0.40	216,488	439,349,210	0.49	194,041	419,510,503	0.46
Dilutive options[2]	-	1,224,463	-	-	1,077,743	-	-	1,994,835	-
Dilutive warrants[2]	-	698,575	-	-	1,146,559	-	-	1,595,014	-
	146,533	364,706,656	0.40	216,488	441,573,512	0.49	194,041	423,100,352	0.46

1 The 108,374,400 Class A subordinate shares repurchased during the year (14,924,560 in 2005 and nil in 2004) were excluded from the calculation of earnings per share as of the date of repurchase.
2  The calculation of the dilutive effects excludes all anti-dilutive options and warrants that would not be exercised because their exercise price is higher than the average market value of a Class A subordinate share of the Company for each of the periods shown in the table. The number of excluded options was 18,255,009, 22,140,883 and 13,194,520 for the years ended September 30, 2006, 2005 and 2004, respectively. The number of excluded warrants was nil for the year ended September 30, 2006 and was 2,113,041 for both years ended September 30, 2005 and 2004.

12. Amortization

	2006	2005	2004
	$	$	$
Amortization of capital assets	35,138	41,420	46,804
Amortization of contract costs related to transition costs	14,914	14,502	9,633
Amortization of finite-life intangibles (note 6)	119,717	125,095	102,120
Impairment of contract costs and finite-life intangibles[1]	997	18,266	4,034
	170,766	199,283	162,591
Amortization of contract costs related to incentives (presented as reduction of revenue)	24,294	28,314	29,734
Impairment of contract costs related to incentives (presented as reduction of revenue)[1]	2,308	3,336	-
	197,368	230,933	192,325
Amortization of other long-term assets (presented in costs of services, selling and administrative and interest on long-term debt)	2,392	1,032	393
	199,760	231,965	192,718

1 The impairments of contract costs and finite-life intangibles relate to certain non-performing assets that are no longer expected to provide future value.

Notes to the consolidated financial statements

Years ended September 30, 2006, 2005 and 2004
(tabular amounts only are in thousands of Canadian dollars, except share data)

13. Restructuring costs related to specific items

On March 29, 2006, the Company announced a restructuring plan impacting members located primarily in Montréal and Toronto, of which a significant portion was related to lower than expected BCE work volumes. Approximately 1,000 positions were eliminated as of
September 30, 2006. Under the terms of the contract agreement signed on January 12, 2006 between BCE and the Company, BCE agreed to share in severance costs applicable to head count reductions in excess of 100 positions, up to a maximum of $10,000,000.
Total restructuring costs related to specific items to be incurred will approximate $90,000,000, of which $57,000,000 (net of the BCE contribution) will be for severance and $33,000,000 for the consolidation and closure of facilities. The amount of $90,000,000 will be split by segments as follows: $70,300,000 for IT services, $8,000,000 for BPS and $11,700,000 for Corporate.
The following table shows the details of the restructuring costs related to specific items recorded in the statement of earnings during the year ended September 30, 2006:

	Severance	Consolidation and closure of facilities	Total
	$	$	$
IT services	50,734	12,747	63,481
BPS	2,343	315	2,658
Corporate	7,894	2,754	10,648
Restructuring costs related to specific items	60,971	15,816	76,787
BCE contribution[1]	(9,521)	-	(9,521)
Total restructuring costs related to specific items	51,450	15,816	67,266

1 The amount receivable from BCE at September 30, 2006 amounts to $2,177,000.

The following table shows the components of the restructuring provision, included in accrued compensation, in accounts payable and accrued liabilities as well as in accrued integration charges and other long-term liabilities:

	Severance	Consolidation and closure of facilities	Total
	$	$	$
Balance, October 1, 2005	-	-	-
New restructuring costs related to specific items	60,971	15,816	76,787
Foreign currency translation adjustment	60	(33)	27
Payments during 2006	(52,429)	(9,027)	(61,456)
Non-cash portion of restructuring costs related to specific items	-	(1,311)	(1,311)
Balance, September 30, 2006[1]	8,602	5,445	14,047

1 Of the total balance remaining, $8,602,000 is included in accrued compensation, $3,855,000 is included in accounts payable and accrued liabilities and $1,590,000 is included in accrued integration charges and other long-term liabilities.

Notes to the consolidated financial statements

Years ended September 30, 2006, 2005 and 2004
(tabular amounts only are in thousands of Canadian dollars, except share data)

14. Sale of right

On June 15, 2005, the Company entered into an arrangement with a financial institution. Under this arrangement, in exchange for cash consideration of $13,500,000, the Company sold a right to access the Company’s Canadian Credit Union (“Credit Union”) clients allowing the financial institution to offer them its business solutions. A portion of this consideration in the amount of $2,500,000 has been recorded as long-term deferred revenue, included in accrued integration charges and other long-term liabilities, and will be reversed to earnings upon certain conditions being met. Additional consideration, up to a maximum of $10,000,000, may be received by the Company based on the number of Credit Union clients transitioning to the financial institution’s business solutions. The Company will continue to support or provide services to the Credit Unions with its current solutions and methodologies until this transition is completed. As a result of the above transaction, contract costs and business solutions relating to the Credit Unions in the amount of $5,106,000 and $4,495,000, respectively, were impaired and included in amortization expense.

15. Income taxes

The income tax provision is as follows:
	2006	2005	2004
	$	$	$
Current	105,198	78,476	57,615
Future	(34,225)	35,650	55,626
	70,973	114,126	113,241

The Company’s effective income tax rate differs from the combined Federal and Provincial Canadian statutory tax rate as follows:

	2006	2005	2004
	%	%	%
Canadian statutory tax rate	31.7	31.0	31.5
Effect of provincial and foreign tax rate differences	2.5	3.7	2.1
Benefit arising from investment in subsidiaries	(4.0)	(3.1)	(1.9)
Non-deductible stock options	1.9	1.9	2.9
Other non-deductible items	1.0	0.3	0.8
Impact on future tax assets and liabilities resulting from tax rate changes	(0.9)	-	-
Valuation allowance relating to tax benefits on losses	-	0.1	0.9
Other	0.4	0.3	1.6
Effective income tax rate	32.6	34.2	37.9

Notes to the consolidated financial statements

Years ended September 30, 2006, 2005 and 2004
(tabular amounts only are in thousands of Canadian dollars, except share data)

15. Income taxes (continued)

Future income tax assets and liabilities are as follows at September 30:
	2006	2005
	$	$
Future income tax assets:
Accrued integration charges and accounts payable and accrued liabilities	29,676	37,373
Tax benefits on losses carried forward	78,901	82,132
Capital assets, contract costs and finite-life intangibles and other long-term assets	2,194	946
Accrued compensation	21,516	19,263
Allowance for doubtful accounts	1,359	2,241
Share issue costs	1,394	2,865
Other	5,766	4,628
	140,806	149,448
Future income tax liabilities:
Capital assets, contract costs and finite-life intangibles and other long-term assets	240,552	253,134
Work in progress	14,536	28,092
Goodwill	15,577	10,699
Refundable tax credits on salaries	26,545	32,400
Other	3,996	15,043
	301,206	339,368
Valuation allowance	24,641	27,507
Future income taxes, net	(185,041)	(217,427)
Future income taxes are classified as follows:
	$	$
Current future income tax assets	33,728	22,118
Long-term future income tax assets	25,127	46,601
Current future income tax liabilities	(30,384)	(47,163)
Long-term future income tax liabilities	(213,512)	(238,983)
Future income tax liabilities, net	(185,041)	(217,427)

At September 30, 2006, the Company had $213,614,000 in non-capital losses carried forward, which expire at various dates to 2022. The Company recognized a future tax asset of $78,901,000 on the non-capital losses carried forward and recognized a valuation allowance of $24,641,000 in relation to these losses where their realization is unlikely. Should this valuation allowance be reversed, goodwill would be reduced by approximately $23,356,000 and income tax expense would be reduced by approximately $1,285,000.
Foreign earnings of certain of the Company’s subsidiaries would be taxed only upon their repatriation to Canada. The Company has not recognized a future income tax liability for these retained earnings as management does not expect them to be repatriated. A future income tax liability will be recognized when the Company expects that it will recover those undistributed earnings in a taxable matter, such as the sale of the investment or through the receipt of dividends. On remittance, certain countries impose withholding taxes that, subject to certain limitations, are then available for use as tax credits against a federal or provincial income tax liability, if any.

Notes to the consolidated financial statements

Years ended September 30, 2006, 2005 and 2004
(tabular amounts only are in thousands of Canadian dollars, except share data)

16. Costs of services, selling and administrative

Tax credits netted against costs of services, selling and administrative are as follows:

	2006	2005	2004
	$	$	$
Costs of services, selling and administrative	3,059,424	3,218,668	2,739,927
Tax credits (note 3)	(62,903)	(67,110)	(62,531)
	2,996,521	3,151,558	2,677,396

17. Investments in subsidiaries and joint ventures

For all business acquisitions, the Company began recording the results of operations of the acquired entities as of their respective effective acquisition dates.

2006 TRANSACTIONS
a) Acquisitions
The Company made the following acquisitions:
- Plaut Consulting SAS (“Plaut”) - On June 1, 2006, the Company acquired all of the outstanding shares of a French management and technology consulting firm. Recognized for its expertise in implementing SAP solutions, Plaut guides its worldwide clients through organizational and information systems transformation projects.
- Pangaea Systems Inc. (“Pangaea”) - On March 1, 2006, the Company acquired all of the outstanding shares of an information technology services company based in Alberta, Canada. Pangaea specializes in development of internet-based solutions and related services mostly in the public sector, as well as in the energy and financial services sectors.
- ERS Informatique Inc. (“ERS”) - On April 7, 2006, one of the Company’s joint ventures acquired all outstanding shares of an information technology services company based in Québec, Canada. ERS specializes in software development of applications mostly in the public sector.

The acquisitions were accounted for using the purchase method. The purchase price allocations shown below are preliminary and based on the Company’s management’s best estimates. The final purchase price allocations are expected to be completed as soon as the Company’s management has gathered all the significant information believed to be available and considered necessary in order to finalize these allocations.

	PLAUT	OTHER	TOTAL
	$	$	$
Non-cash working capital items	(580)	(2,298)	(2,878)
Capital assets	28	656	684
Customer relationships and other	5,565	358	5,923
Goodwill[1]	11,328	6,742	18,070
Assumption of long-term debt	-	(80)	(80)
Future income taxes	1,698	738	2,436
d	18,039	6,116	24,155
Assumption of bank indebtedness	(300)	(49)	(349)
Net assets acquired	17,739	6,067	23,806
Consideration
Cash	16,052	5,161	21,213
Holdback payable	1,242	516	1,758
Acquisition costs	445	390	835
	17,739	6,067	23,806

1 Goodwill is not deductible for tax purposes.

Notes to the consolidated financial statements

Years ended September 30, 2006, 2005 and 2004
(tabular amounts only are in thousands of Canadian dollars, except share data)

17. Investments in subsidiaries and joint ventures (continued)

In connection with the acquisitions completed in 2006, the Company has adopted certain plans to restructure and integrate the acquired businesses. Consequently, the Company established provisions related to leases for premises occupied by the acquired businesses, which the Company plans to vacate, in the amount of $936,000, as well as costs related to the planned termination of certain employees of the acquired businesses performing functions already available through its existing structure, in the amount of $1,518,000.

b) Disposals
On December 31, 2005, the Company disposed of its electronic switching assets to Everlink Payment Services Inc. for cash consideration of $27,559,000. The net assets disposed of included goodwill of $13,172,000 and the transaction resulted in a gain of $10,475,000.

c) Balance of integration charges
For American Management Systems, Incorporated (“AMS”) and COGNICASE Inc. (“Cognicase”), the components of the integration charges related to business acquisitions included in accounts payable and accrued liabilities and accrued integration charges and other long-term liabilities are as follows:

	CONSOLIDATION AND CLOSURE OF FACILITIES	SEVERANCE	TOTAL
	$	$	$
Balance, October 1, 2005	57,118	5,194	62,312
Adjustments to initial provision[1]	(10,188)	(1,688)	(11,876)
Foreign currency translation adjustment	(998)	152	(846)
Paid during 2006	(10,922)	(1,371)	(12,293)
Balance, September 30, 2006[2]	35,010	2,287	37,297

1 Have been recorded as a decrease of goodwill.
2Of the total balance remaining, $8,212,000 is included in accounts payable and accrued liabilities and $29,085,000 is included in accrued integration charges and other long-term liabilities.

d) Modifications to purchase price allocations
The Company modified the purchase price allocations and made adjustments relating to certain business acquisitions resulting in a net decrease of future income tax assets, integration charges and cash of $4,477,000, $8,661,000 and $1,087,000, respectively, and a net increase of customer relationships, long-term debt and non-cash working capital items of $325,000, $463,000 and $3,533,000, respectively, whereas goodwill decreased by $6,492,000.

e) Consideration of purchase price
During the year 2006, the Company paid balances of purchase price relating to certain business acquisitions resulting in a net decrease of long-term debt by $2,136,000.

2005 TRANSACTIONS
a) Acquisitions
The Company increased its interest in one of its joint ventures and made five acquisitions of which the most significant were the following:
- AGTI Services Conseils Inc. (“AGTI”) - On December 1, 2004, the Company purchased the remaining outstanding shares of a Montréal-based information technology consulting enterprise specializing in business and IT consulting, project and change management and productivity improvement. The acquisition was accounted for as a step-by-step purchase. The Company previously held 49% of the outstanding shares of AGTI and accounted for its investment using proportionate consolidation.
- MPI Professionals (“MPI”) - On August 10, 2005, the Company acquired substantially all of the assets of MPI. MPI provides management solutions for the financial services sector.
- Silver Oak Partners Inc. (“Silver Oak”) - On September 2, 2005, the Company acquired all outstanding shares of Silver Oak. Silver Oak is a leading provider of spend management solutions to both the government and commercial sectors.

Notes to the consolidated financial statements

Years ended September 30, 2006, 2005 and 2004
(tabular amounts only are in thousands of Canadian dollars, except share data)

17. Investments in subsidiaries and joint ventures (continued)

The acquisitions were accounted for using the purchase method. The purchase price allocations shown below are preliminary and based on the Company’s management’s best estimates. The Company has subsequently completed its purchase price allocations and these modifications are presented in Note d of the year subsequent to the acquisition.

	AGTI	OTHER	TOTAL
	$	$	$
Non-cash working capital items	(1,302)	(397)	(1,699)
Capital assets	368	521	889
Internal software	9	17	26
Business solutions	-	7,315	7,315
Customer relationships and other	17,493	7,918	25,411
Goodwill[1]	32,471	19,705	52,176
Future income taxes	(4,561)	(2,272)	(6,833)
	44,478	32,807	77,285
Cash acquired	2,702	2,569	5,271
Net assets acquired	47,180	35,376	82,556
Consideration
Cash	47,067	26,707	73,774
Holdback payable	-	8,450	8,450
Acquisition costs	113	219	332
	47,180	35,376	82,556

1 Includes $5,649,000 of goodwill deductible for tax purposes.

In connection with the acquisitions completed in 2005, the Company has adopted certain plans to restructure and integrate the acquired businesses. Consequently, the Company established provisions related to leases for premises occupied by the acquired businesses, which the Company plans to vacate, in the amount of $2,736,000, as well as costs related to the planned termination of certain employees of the acquired businesses performing functions already available through its existing structure, in the amount of $1,637,000.

b) Disposals
On January 25, 2005, the Company disposed of its investment in Nexxlink Technologies Inc. at a price of $6.05 per share for total proceeds of $20,849,000, resulting in a pre-tax gain of $4,216,000. This investment had previously been accounted for using the equity method resulting in an investment income of $321,000 and $488,000 in 2005 and 2004, respectively.
On March 8, 2005, the Company disposed of the principal assets of Keyfacts Entreprises Canada Inc. (“Keyfacts”), a wholly-owned subsidiary of the Company, for proceeds of $3,524,000 of which an outstanding balance of sale of $1,000,000 was received in 2006. The net assets disposed of included goodwill of $2,082,000. The transaction resulted in a net loss of $1,580,000.
On March 10, 2005, the Company disposed of its U.S. Services to Credit Unions business and its CyberSuite product line for proceeds of $29,186,000 (US$24,000,000) for which there is a balance of sale of $2,189,000 (US$1,800,000). The net assets disposed of, including goodwill of $14,070,000, resulted in a net loss of $1,419,000. During the year ended September 30, 2005, a sale price adjustment was made that increased the net loss by $296,000 (US$239,000) after $174,000 (US$140,000) of tax effect, and reduced the balance of sale by $470,000 (US$379,000). The balance of sale was received in 2006.

Notes to the consolidated financial statements

Years ended September 30, 2006, 2005 and 2004
(tabular amounts only are in thousands of Canadian dollars, except share data)

17. Investments in subsidiaries and joint ventures (continued)

c) Balance of integration charges
For AMS and Cognicase, the components of the integration charges related to business acquisitions included in accounts payable and accrued liabilities and accrued integration charges and other long-term liabilities are as follows:

	CONSOLIDATION AND CLOSURE OF FACILITIES	SEVERANCE	TOTAL
	$	$	$
Balance, October 1, 2004	68,977	20,250	89,227
Adjustments to initial provision[1]	7,091	3,230	10,321
Foreign currency translation adjustment	(4,458)	(1,096)	(5,554)
Paid during 2005	(14,492)	(17,190)	(31,682)
Balance, September 30, 2005[2]	57,118	5,194	62,312

1 Have been recorded as an increase of goodwill.
2Of the total balance remaining, $21,596,000 is included in accounts payable and accrued liabilities and $40,716,000 is included in accrued integration charges and other long-term liabilities.

d) Modifications to purchase price allocations
The Company modified the purchase price allocations and made adjustments relating to certain business acquisitions resulting in a net decrease of non-cash working capital items and capital assets of $23,080,000 and $1,895,000, respectively, and a net increase of future income tax assets, finite-life intangibles and other long-term assets and cash of $6,227,000, $17,648,000 and $2,606,000, respectively, whereas goodwill decreased by $1,506,000. Also, $12,500,000 of goodwill, arising from the acquisition of AMS, was reallocated from the IT services line of business to the BPS line of business.

2004 TRANSACTIONS
a) Acquisitions
The Company made the following acquisitions:
- AMS - On May 3, 2004, the Company acquired all outstanding shares of AMS, a business services and IT consulting firm to the government, healthcare, financial services and communications industries.
- Other - On October 28, 2003, the Company acquired all outstanding shares of Apex Consulting Group Inc, a business service, that provides systems integration and consulting with a focus on business process improvement and new technologies. On January 14, 2004, it also acquired certain assets of GDS & Associates Systems Ltd., which provides systems integration and consulting services to clients primarily within the government sector.

Notes to the consolidated financial statements

Years ended September 30, 2006, 2005 and 2004
(tabular amounts only are in thousands of Canadian dollars, except share data)

17. Investments in subsidiaries and joint ventures (continued)

The acquisitions were accounted for using the purchase method. The purchase price allocations shown below are preliminary and based on the Company’s management’s best estimates. The Company has subsequently completed its purchase price allocations and these modifications are presented in Note d of the year subsequent to the acquisition.

	AMS	OTHER	TOTAL
	$	$	$
Non-cash working capital items	(200,439)	(936)	(201,375)
Capital assets	13,475	459	13,934
Internal software	7,129	-	7,129
Business solutions	83,814	-	83,814
Software licenses	7,916	-	7,916
Customer relationships and other	177,800	3,452	181,252
Other long-term assets	3,881	-	3,881
Future income taxes	13,659	12	13,671
Goodwill[1]	549,519	6,940	556,459
Assumption of long-term debt	-	(70)	(70)
Accrued integration charges and other long-term liabilities	(72,760)	-	(72,760)
	583,994	9,857	593,851
Cash acquired	616,237	224	616,461
Net assets acquired	1,200,231	10,081	1,210,312
Consideration
Cash	1,179,156	8,449	1,187,605
Acquisition costs	21,075	612	21,687
Issuance of 136,112 Class A subordinate shares[2]	-	1,020	1,020
	1,200,231	10,081	1,210,312

1 Includes $35,749,000 of goodwill deductible for tax purposes.
2 The value of the shares issued as consideration for the business acquisition was determined using the average closing share price on the TSX over a reasonable period before and after the date the terms of the business combination were agreed to and announced.

In connection with the acquisitions completed in 2004, the Company has adopted certain plans to restructure and integrate the acquired businesses. Consequently, the Company established provisions related to leases for premises occupied by the acquired businesses, which the Company plans to vacate, in the amount of $43,290,000, as well as costs related to the planned termination of certain employees of the acquired businesses performing functions already available through its existing structure, in the amount of $96,981,000.

Notes to the consolidated financial statements

Years ended September 30, 2006, 2005 and 2004
(tabular amounts only are in thousands of Canadian dollars, except share data)

17. Investments in subsidiaries and joint ventures (continued)

b) Disposals
The Company sold the assets related to the information services of the banking and investment group, one of the divisions presented in the discontinued operations, for cash consideration of $47,000,000, which resulted in a gain on sale of $11,217,000 after tax and a goodwill reduction of $20,355,000.
The Company sold three other divisions that were classified as discontinued operations for a total consideration of $40,350,000, which is comprised of cash consideration of $17,560,000, a balance of sale of $6,000,000, an interest-bearing note of $2,750,000, an assumption of liabilities of $540,000 and $13,500,000 of shares of Nexxlink Technologies Inc. These transactions resulted in a loss of approximately $1,400,000.
The Company sold its interest in a joint venture and non-significant assets for cash consideration of $4,260,000, net of $4,235,000 of cash disposed. These transactions resulted in a nominal gain.

c) Balance of integration charges
For AMS and Cognicase, the components of the integration charges related to business acquisitions included in accounts payable and accrued liabilities and accrued integration charges and other long-term liabilities are as follows:

	CONSOLIDATION AND CLOSURE OF FACILITIES	SEVERANCE	TOTAL
	$	$	$
Balance, October 1, 2003	41,029	9,580	50,609
New integration charges	43,102	96,360	139,462
Adjustments to initial provision[1]	678	(5,963)	(5,285)
Foreign currency translation adjustment	(3,028)	(6,817)	(9,845)
Paid during 2004	(12,804)	(72,910)	(85,714)
Balance, September 30, 2004[2]	68,977	20,250	89,227

1 Have been recorded as a reduction of goodwill.
2 Of the total balance remaining, $37,631,000 is included in accounts payable and accrued liabilities and $51,596,000 is included in accrued integration charges and other long-term liabilities.

d) Modifications to purchase price allocations
The Company modified the purchase price allocations and made adjustments relating to certain business acquisitions resulting in a net decrease of goodwill of $11,326,000 and a net increase of non-cash working capital items, future income taxes and cash of $8,058,000, $115,000 and $3,153,000, respectively.

18. Discontinued operations

There were no operations discontinued in 2006.
On March 8, 2005, the Company disposed of the principal assets of Keyfacts, a wholly-owned subsidiary of the Company. Keyfacts is a provider of information search and retrieval services for investigative purposes.
Also, on March 10, 2005, the Company disposed of its U.S. Services to Credit Unions business and its CyberSuite product line. U.S. Services to Credit Unions was a provider of back-office banking processing services for credit unions in the United States.

Notes to the consolidated financial statements

Years ended September 30, 2006, 2005 and 2004
(tabular amounts only are in thousands of Canadian dollars, except share data)

18. Discontinued operations (continued)

The following table presents summarized financial information related to discontinued operations:

	2006	2005	2004
	$	$	$
Revenue	-	17,495	77,930
Operating expenses	-	12,585	56,955
Amortization	-	610	3,708
Earnings before income taxes	-	4,300	17,267
Income taxes	-	7,510	8,612
Net (loss) gain from discontinued operations	-	(3,210)	8,655
Net cash provided by operating activities	-	759	2,924
Net cash provided by investing activities	-	-	1,174
Net cash used in financing activities	-	-	(30)
Net cash and cash equivalents provided by discontinued operations	-	759	4,068

Discontinued operations were included in the BPS segment in 2005 and in both BPS and IT segments in 2004. As at September 30, 2005, operating expenses from discontinued operations were reduced by pre-tax gains from disposal of $5,012,000 ($17,267,000 in 2004). Also, the income tax expense does not bear a normal relation to earnings before income taxes since the sale included goodwill of $16,152,000, which had no tax basis ($23,658,000 in 2004).

19. Joint ventures: supplementary information

The Company’s proportionate share of its joint venture investees’ operations included in the consolidated financial statements is as follows:

	2006	2005
BALANCE SHEETS Current assets Non-current assets Current liabilities Non-current liabilities	$ 41,646 16,407 18,285 2,029	$ 53,559 19,429 29,069 7,226

	2006	2005	2004
	$	$	$
STATEMENTS OF EARNINGS
Revenue	90,122	86,916	138,570
Expenses	82,191	78,011	129,923
Net earnings	7,931	8,905	8,647

STATEMENTS OF CASH FLOWS
Cash provided by (used in):
Operating activities	1,578	28,634	5,247
Investing activities	(13,955)	(23,205)	(17,008)
Financing activities	1,430	8,147	599
FINANCING LEASE
On November 1, 2002, one of the Company’s joint ventures, acting as the lessor, entered into a 50-month lease agreement for information, system and technology assets, as part of an existing outsourcing contract with one of its major clients. This agreement was accounted for as a direct financing lease. As at September 30, 2006, the remaining balance of $1,796,000 is included in prepaid expenses and other current assets. As at September 30, 2005, $12,434,000 was included in prepaid expenses and other current assets and $1,788,000 was included in finite-life intangibles and other long-term assets. The effective interest rate of the lease agreement is 5.02%.

Notes to the consolidated financial statements

Years ended September 30, 2006, 2005 and 2004
(tabular amounts only are in thousands of Canadian dollars, except share data)

20. Supplementary cash flow information

a) Net change in non-cash working capital items is as follows for the years ended September 30:

	2006	2005	2004
	$	$	$
Accounts receivable	6,771	62,687	41,151
Work in progress	14,659	(1,150)	(25,211)
Prepaid expenses and other current assets	(12,010)	13,921	1,238
Accounts payable and accrued liabilities	(16,956)	(89,503)	(96,537)
Accrued compensation	3,699	(3,601)	(39,143)
Deferred revenue	(14,848)	13,519	16,892
Income taxes	11,314	(6,449)	(109,766)
	(7,371)	(10,576)	(211,376)

b) Non-cash operating, investing and financing activities related to continuing operations are as follows for the years ended September 30:

	2006	2005	2004
	$	$	$
Operating activities
Prepaid expenses and other current assets	(3,006)	-	-
Accounts payable and accrued liabilities	(524)	7,185	-
Accrued integration charges and other long-term liabilities	-	-	7,583
	(3,530)	7,185	7,583

Investing activities
Business acquisitions	-	-	(1,020)
Proceeds from sale of assets and businesses	-	-	13,500
Purchase of capital assets	-	-	(1,393)
Payment of contract costs	-	-	(7,583)
Proceeds from disposal of finite-life intangibles	3,006	(11,050)	(13,500)
	3,006	(11,050)	(9,996)

Financing activities
Increase in obligations under capital leases	-	11,050	1,393
Issuance of shares	-	-	1,020
Repurchase of Class A subordinate shares	524	(7,185)	-
	524	3,865	2,413

c) Interest paid and income taxes paid are as follows for the years ended September 30:

	2006	2005	2004
	$	$	$
Interest paid	40,255	17,965	21,477
Income taxes paid	61,365	66,534	143,405

Notes to the consolidated financial statements

Years ended September 30, 2006, 2005 and 2004
(tabular amounts only are in thousands of Canadian dollars, except share data)

21. Segmented information

The Company has two lines of business (“LOB”), IT services and BPS’, in addition to Corporate services The focus of these LOBs is as follows:
- The IT services LOB provides a full-range of IT services, including systems integration, consulting and outsourcing to clients located in North America, Europe and Asia Pacific. The Company professionals and centers of excellence facilities in North America, Europe and India also provide IT and BPS services to clients as an integral part of our homeshore, nearshore and offshore delivery model..
- Services provided by the BPS LOB include business processing for the financial services sector, as well as other services such as payroll and document management services.
The following presents information on the Company’s operations based on its management structure:

				2006
	IT SERVICES	BPS	CORPORATE	TOTAL
	$	$	$	$
Revenue	3,061,513	416,110	-	3,477,623
Earnings (loss) before interest on long-term debt, other income, gain on sale of assets, restructuring costs related to specific items and income taxes[1]	334,044	55,207	(78,915)	310,336
Total assets	2,861,325	599,021	231,686	3,692,032
1 Amortization included in IT services, BPS and Corporate is $165,522,000, $22,556,000 and $11,682,000, respectively, as at September 30, 2006.

				2005
	IT SERVICES	BPS	CORPORATE	TOTAL
	$	$	$	$
Revenue	3,239,656	446,330	-	3,685,986
Earnings (loss) before interest on long-term debt, other income, gain on sale and earnings from an investment in an entity subject to significant influence, income taxes and discontinued operations[1]	360,379	70,401	(84,635)	346,145
Total assets	2,938,386	676,626	371,647	3,986,659
1 Amortization included in IT services, BPS and Corporate is $191,002,000, $30,921,000 and $10,042,000, respectively, as at September 30, 2005.

				2004
	IT SERVICES	BPS	CORPORATE	TOTAL
	$	$	$	$
Revenue	2,721,306	428,764	-	3,150,070
Earnings (loss) before interest on long-term debt, other income, gain on sale and earnings from an investment in an entity subject to significant influence, income taxes and discontinued operations[1]	326,043	72,394	(88,354)	310,083
Total assets	3,283,949	708,649	323,917	4,316,515
1 Amortization included in IT services, BPS and Corporate is $168,931,000, $15,904,000 and $7,883,000, respectively, as at September 30, 2004.

The following table provides information for capital assets based on the LOBs:

	2006	2005
	$	$
Capital assets
IT services	77,155	70,693
BPS	12,584	15,595
Corporate	30,293	30,100
	120,032	116,388

The accounting policies of each segment are the same as those described in the summary of significant accounting policies (see Note 2). The figures are presented net of intersegment sales and transfers, which are priced as if the sales or transfers were to third parties.

Notes to the consolidated financial statements

Years ended September 30, 2006, 2005 and 2004
(tabular amounts only are in thousands of Canadian dollars, except share data)

21. Segmented information (continued)

GEOGRAPHIC INFORMATION
The following table sets out certain geographic market information based on the client’s location:

	2006	2005	2004
	$	$	$
Revenue
Canada	2,092,026	2,211,191	2,161,818
United States	1,151,260	1,195,346	797,411
Europe and Asia Pacific	234,337	279,449	190,841
	3,477,623	3,685,986	3,150,070

Capital assets and goodwill are not disclosed by geographic areas as this financial information is not used to produce the general purpose financial statements. All the Company’s business units share the capital asset infrastructure; therefore, providing geographic information for capital assets and goodwill is impracticable.

22. Related party transactions

At September 30, 2005, BCE exercised significant influence over the Company’s operating, financing and investing activities through its 29.75% ownership interest and through the business volume originating from BCE, together with its subsidiaries and affiliates. On December 16, 2005, the Company reached an agreement with BCE, which was finalized on January 12, 2006, to purchase 100,000,000 of Class A subordinate shares of the Company. As a consequence, BCE lost its significant influence over the Company’s operating, financing and investing activities. During the period from October 1, 2005 to January 12, 2006, the Company generated revenue of $126,108,000 and purchased BCE’s services for $26,471,000. During 2006, the volume of business with that party, its subsidiaries and affiliates represented 11.9% of total Company revenue.
Transactions and resulting balances for the previous years, which were measured at commercial rate (exchange amount), are presented below:

	2005	2004
	$	$
Revenue	526,935	516,968
Purchase of services	121,184	99,881
Accounts receivable	21,632	16,730
Work in progress	14,209	5,894
Contract costs	14,103	17,916
Accounts payable and accrued liabilities	1,018	8,343
Deferred revenue	1,978	1,249

In the normal course of business, the Company is party to contracts with Innovapost, a joint venture, pursuant to which the Company is its preferred IT supplier. The Company exercises significant influence over Innovapost’s operating, financing and investing activities through its 49% ownership interest.
Transactions and resulting balances, which were measured at commercial rate (exchange amount), are presented below:

	2006	2005	2004
	$	$	$
Revenue	100,994	102,699	94,607
Accounts receivable	9,490	4,112	3,622
Work in progress	1,528	1,290	1,988
Prepaid expenses and other current assets	-	2,019	1,815
Contract costs	16,239	17,301	19,696
Accounts payable and accrued liabilities	147	1,254	1,113
Deferred revenue	509	-	946

Notes to the consolidated financial statements

Years ended September 30, 2006, 2005 and 2004
(tabular amounts only are in thousands of Canadian dollars, except share data)

22. Related party transactions (continued)

On December 5, 2005, the Company leased a private aircraft for business purposes from a leasing company that had acquired it from a limited partnership of which a director of the Company is the sole limited partner. The transaction was measured at the exchange amount, which was supported by independent evidence at the date of the transaction.

23. Employee future benefits

Generally, the Company does not offer pension plan or post-retirement benefits to its employees with the exception of the following:
Underwriters Adjustment Bureau Ltd. (“UAB”) maintained a post-employment benefits plan to cover the former UAB retired employees. The post-employment benefits liability totaled $6,117,000 and $6,584,000, as at September 30, 2006 and 2005. There was no related expense for the years ended September 30, 2006, 2005 and 2004.
With the acquisition of AMS, the Company assumed defined contribution pension plans. For the years ended September 30, 2006, 2005 and 2004, the plan expense was $4,076,000, $5,373,000 and $2,059,000, respectively.
The Company maintains a 401(k) defined contribution plan covering substantially all U.S. employees. The Company matches employees’ contributions to a maximum of $1,000 per year. For the years ended September 30, 2006, 2005 and 2004, the amounts of the Company’s contributions were $4,697,000, $5,634,000 and $2,784,000, respectively.
The Company maintains a non-qualified deferred compensation plan covering some of its U.S. management. A trust was established so that the plan assets could be segregated; however, the assets are subject to the Company's general creditors in the case of bankruptcy. The assets, composed of investments, vary with employees’ contributions and changes in the value of the investments. The change in liability associated with the plan is equal to the change of the assets.

24. Commitments, contingencies and guarantees

A) COMMITMENTS
At September 30, 2006, the Company is committed under the terms of operating leases with various expiration dates, primarily for the rental of premises and computer equipment used in outsourcing contracts, in the aggregate amount of approximately $1,134,709,000. Minimum lease payments due in the next five years are as follows:

$
2007	205,174
2008	155,286
2009	117,886
2010	94,953
2011	73,025

The Company entered into long-term service agreements representing a total commitment of $202,939,000. Minimum payments under these agreements due in each of the next five years are as follows:

$
2007	66,714
2008	35,749
2009	44,519
2010	31,716
2011	14,795

B) CONTINGENCIES
From time to time, the Company is involved in various litigation matters arising in the ordinary course of its business. The Company has no reason to believe that the disposition of any such current matter could reasonably be expected to have a materially adverse impact on the Company’s financial position, results of operations or the ability to carry on any of its business activities.

Notes to the consolidated financial statements

Years ended September 30, 2006, 2005 and 2004
(tabular amounts only are in thousands of Canadian dollars, except share data)

24. Commitments, contingencies and guarantees (continued)

C) GUARANTEES
Sale of assets and business divestitures
In connection with the sale of assets and business divestitures, the Company may be required to pay counterparties for costs and losses incurred as the result of breaches in representations and warranties, intellectual property right infringement and litigation against counterparties. While some of the agreements specify a maximum potential exposure of approximately $108,500,000 in total, others do not specify a maximum amount or limited period. It is impossible to reasonably estimate the maximum amount that may have to be paid under such guarantees. The amounts are dependent upon the outcome of future contingent events, the nature and likelihood of which cannot be determined at this time. No amount has been accrued in the consolidated balance sheets relating to this type of indemnification as at September 30, 2006. The Company does not expect to incur any potential payment in connection with these guarantees that could have a materially adverse effect on its consolidated financial statements.

U.S. government contracts
The Company is engaged to provide services under contracts with the U.S. Government. The contracts are subject to extensive legal and regulatory requirements and, from time to time, agencies of the U.S. Government investigate whether the Company’s operations are being conducted in accordance with these requirements. Generally, the Government has the right to change the scope of, or terminate, these projects at its convenience. The termination, or reduction in the scope, of a major government project could have a materially adverse effect on the results of operations and financial condition of the Company.

Other transactions
In the normal course of business, the Company may provide certain clients, principally governmental entities, with bid and performance bonds. In general, the Company would only be liable for the amount of the bid bonds if the Company refuses to perform the project once the bid is awarded. The Company would also be liable for the performance bonds in the event of default in the performance of its obligations. As at September 30, 2006, the Company provided for a total of $72,923,000 of these bonds. The Company believes it is in compliance with its performance obligations under all service contracts for which there is a performance or bid bond, and the ultimate liability, if any, incurred in connection with these guarantees would not have a materially adverse effect on the Company’s consolidated results of operations or financial condition.
In addition, the Company provides a guarantee of $5,900,000 of the residual value of a leased property, accounted for as an operating lease, at the expiration of the lease term.

25. Financial instruments

The Company periodically uses various financial instruments to manage its exposure to foreign currency risk, but does not hold or issue such financial instruments for trading purposes.

FAIR VALUE
At September 30, 2006 and 2005, the estimated fair values of cash and cash equivalents, accounts receivable, work in progress and accounts payable and accrued liabilities approximate their respective carrying values.
The estimated fair value of long-term debt, with the exception of Senior U.S. unsecured notes, is not significantly different from its respective carrying value at September 30, 2006 and 2005.
The fair value of Senior U.S. unsecured notes, estimated by discounting expected cash flows at rates currently offered to the Company for debts of the same remaining maturities and conditions, is $204,593,000.

INTEREST RATE RISK
The Company is exposed to interest rate risk on a portion of its long-term debt and does not currently hold any financial instruments that mitigate this risk. Management does not believe that the impact of interest rate fluctuations will be significant.

Notes to the consolidated financial statements

Years ended September 30, 2006, 2005 and 2004
(tabular amounts only are in thousands of Canadian dollars, except share data)

25. Financial instruments (continued)

CREDIT RISK
Financial instruments that potentially subject the Company to concentrations of credit risk consist of cash equivalents and accounts receivable. The cash equivalents consist mainly of short-term investments, such as money market deposits. The Company has deposited the cash equivalents with reputable financial institutions, from which management believes the risk of loss to be remote. The Company has accounts receivable from clients engaged in various industries including governmental agencies, finance, telecommunications, manufacturing and utilities, that are not concentrated in any specific geographic area. These specific industries may be affected by economic factors that may impact accounts receivable. Management does not believe that any single industry or geographic region represents significant credit risk. Credit risk concentration with respect to trade receivables is limited due to the Company’s large client base.

CURRENCY RISK
The Company operates internationally and is exposed to risk from changes in foreign currency rates. The Company mitigates this risk principally through foreign debt and forward contracts. During 2004, the Company designated its US$192,000,000 Senior U.S. unsecured notes as the hedging instrument for a part of the Company’s net investment in self-sustaining foreign subsidiaries, for which foreign currency translation gains or losses have been recorded under the foreign currency translation adjustment. Realized or unrealized gains or losses on financial instruments have also been recorded under the same caption, as they qualify for hedge accounting.
There were no outstanding forward contracts as at September 30, 2006, 2005 and 2004. Realized and unrealized foreign exchange gains and losses in relation to forward contracts for each of the years in the three-year period ended September 30, 2006, were not significant.
The consolidated balance sheets include significant foreign financial assets, such as cash and cash equivalents and accounts receivable, as well as significant foreign financial liabilities, such as accounts payable and accrued liabilities of $114,449,000, $180,646,000 and $174,138,000, respectively, as of September 30, 2006 ($116,238,000, $173,686,000 and $162,167,000, respectively, as of September 30, 2005). As at

September 30, 2006, the cash and cash equivalents, accounts receivable and accounts payable and accrued liabilities denominated in U.S. dollars amount to US$27,179,000, US$122,566,000 and US$114,812,500, respectively. For the same date, the cash and cash equivalents, accounts receivable and accounts payable and accrued liabilities denominated in euros amount to €25,990,000, €19,330,000 and €19,685,500, respectively.

Notes to the consolidated financial statements

Years ended September 30, 2006, 2005 and 2004
(tabular amounts only are in thousands of Canadian dollars, except share data)

26. Reconciliation of results reported in accordance with Canadian GAAP to U.S. GAAP

The material differences between Canadian and U.S. GAAP affecting the Company’s consolidated financial statements are detailed as follows:

	2006		2005		2004
Reconciliation of net earnings: Net earnings - Canadian GAAP Adjustments for: Stock-based compensation (i) Warrants (ii) Unearned compensation (iii)	$ 146,533 - 1,405 -		$ 216,488 20,554 1,405 -		$ 194,041 25,559 1,405 (794)
Other	1,238		(665)		(1,999)
Net earnings - U.S. GAAP	149,176		237,782		218,212
Basic and diluted EPS - U.S. GAAP	0.41		0.54		0.52

Reconciliation of shareholders’ equity:
Shareholders’ equity - Canadian GAAP
Adjustments for:
Stock-based compensation (i)
Warrants (ii )
Unearned compensation (iii)
Integration costs (iv)
Goodwill (v)
Income taxes and adjustment for change in accounting policy (vi)
Other
	1,748,020 58,411 (5,075 (3,694 (6,606 28,078 9,715 (8,225	) ) ) )	2,494,690 58,411 (6,480 (3,694 (6,606 28,078 9,715 (9,463	) ) ) )	2,461,862 37,857 (7,885 (3,694 (6,606 28,078 9,715 (8,798	) ) ) )
Shareholders’ equity - U.S. GAAP	1,820,624		2,564,651		2,510,529

(i) Stock-based compensation
Under Canadian GAAP, stock-based compensation cost was accounted for using the fair value based method beginning October 1, 2004. Under U.S. GAAP, the Statement of Financial Accounting Standard (“SFAS”) No. 123 (revised 2004), “Share-Based Payment”, did not require adoption of this standard until fiscal years beginning on or after June 15, 2005. The 2005 and 2004 adjustments represent the charge to consolidated net earnings recorded for Canadian GAAP purposes as no such expense was recorded or required under U.S. GAAP. Beginning October 1, 2005, there is no difference between Canadian and U.S. GAAP in connection to stock-based compensation cost.

(ii) Warrants
Under Canadian GAAP, the fair value of warrants issued in connection with long-term outsourcing contracts is recorded as contract costs and amortized on a straight-line basis over the initial contract term. Under U.S. GAAP, the fair value of equity instruments issued was subtracted from the initial proceeds received in determining revenue. The 2006, 2005 and 2004 adjustments reflect the reversal of contract cost amortization, net of income taxes, which is included as a reduction to Canadian GAAP consolidated net earnings.

(iii) Unearned compensation
Under Canadian GAAP, prior to July 1, 2001, unvested stock options granted as a result of a business combination were not recorded. The adjustment reflects the intrinsic value of unvested stock options (see (v) below) that would have been recorded as a separate component of shareholders’ equity for U.S. GAAP purposes. This unearned compensation was amortized over approximately three years, being the estimated remaining future vesting service period.

(iv) Integration costs
Under Canadian GAAP, prior to January 1, 2001, certain restructuring costs relating to the purchaser may be recognized in the purchase price allocation when accounting for business combinations, subject to certain conditions. Under U.S. GAAP, only costs relating directly to the acquired business may be considered in the purchase price allocation. This adjustment represents the charge to consolidated net earnings, net of goodwill amortization in 2001, recorded for Canadian GAAP purposes and net of income taxes.

Notes to the consolidated financial statements

Years ended September 30, 2006, 2005 and 2004
(tabular amounts only are in thousands of Canadian dollars, except share data)

26. Reconciliation of results reported in accordance with Canadian GAAP to U.S. GAAP (continued)

(v) Goodwill
The goodwill adjustment to shareholders’ equity results principally from the difference in the value assigned to stock options issued to IMRglobal Corp. employees. Under Canadian GAAP, the fair value of the outstanding vested stock options is recorded as part of the purchase price allocation whereas under U.S. GAAP, the fair value of both vested and unvested outstanding stock options granted as a result of the business acquisition is recorded See (iii) above for a further discussion relating to this item.

(vi) Income taxes and adjustment for change in accounting policy
On October 1, 1999, the Company adopted the recommendations of CICA Handbook Section 3465, “Income taxes”. The recommendations of Section 3465 are similar to the provisions of SFAS No. 109, “Accounting for Income Taxes”, issued by the Financial Accounting Standards Board (“FASB”). Upon the implementation of Section 3465, the Company recorded an adjustment to reflect the difference between the assigned value and the tax basis of assets acquired in a business combination, which resulted in future income tax liabilities. The Company recorded this amount through a reduction of retained earnings as part of the cumulative adjustment. Under U.S. GAAP, this amount would have been reflected as additional goodwill.

(vii) Comprehensive income
Cumulative other comprehensive income is comprised solely of foreign currency translation adjustments resulting from translating the financial statements of foreign subsidiaries.
The following table represents comprehensive income in accordance with SFAS No. 130, “Reporting Comprehensive Income”:

	2006	2005	2004
	$	$	$
Net earnings - U.S. GAAP	149,176	237,782	218,212
Other comprehensive income
Foreign currency translation adjustment	(38,440)	(92,124)	(69,157)
Comprehensive income	110,736	145,658	149,055

(viii) Proportionate consolidation
The proportionate consolidation method is used to account for interests in joint ventures. Under U.S. GAAP, entities in which the Company owns a majority of the share capital would be fully consolidated, and those which are less than majority-owned, but over which the Company exercises significant influence, would be accounted for using the equity method. This would result in reclassifications in the consolidated balance sheets and statements of earnings as at September 30, 2006 and 2005, and for each of the years in the three-year period ended

September 30, 2006. However, the differences in the case of majority-owned joint ventures were not considered material and have consequently not been presented (see Note 19). In accordance with practices prescribed by the U.S. Securities and Exchange Commission (“SEC”), the Company has elected, for the purpose of this reconciliation, to account for interests in joint ventures using the proportionate consolidation method.

(ix) Share issue costs
As permitted under Canadian GAAP, the Company’s share issue costs are charged to retained earnings. For U.S. GAAP purposes, share issue costs are recorded as a reduction of the proceeds raised from the issuance of capital stock.

(x) Recent and future accounting changes
In March 2005, the FASB issued FASB Interpretation No. 47, (“FIN 47”), “Accounting for Conditional Asset Retirement Obligations, an Interpretation of SFAS No. 143”. FIN 47 requires an entity to recognize a liability for the fair value of a conditional asset retirement obligation in the period in which it is incurred if the liability’s fair value can be reasonably estimated. The adoption of FIN 47 did not have any impact on the consolidated financial statements.
In July 2006, the FASB issued FASB Interpretation No. 48, (“FIN 48”), “Accounting for Uncertainty in Income Taxes”, effective for fiscal years beginning after December 15, 2006.   FIN 48 describes the accounting for income taxes by prescribing the minimum recognition threshold a tax position must meet before being recognized in the financial statements. The Interpretation also provides guidance on derecognition, measurement, classification, interest and penalties, accounting in interim periods, disclosure and transition. The Company is currently evaluating the impact of the adoption of this new section on the consolidated financial statements, but does not expect the impact to be material.